FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X    Form 40-F
                                       ---            ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                Yes           No X
                                   ---          ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes           No X
                                   ---          ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes            No  X
                                   ---            ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

Endesa Announces Change on Release Date for Third Quarter 2003
Unaudited Results

    NEW YORK--(BUSINESS WIRE)--Sept. 30, 2003--Endesa (NYSE: ELE) has changed the date for the release of its unaudited third quarter 2003 results to Wednesday, October 22nd, before the Spanish stock market opens (9:00 am Madrid time, 3:00 am NY time).
    The same day there will be a conference call hosted by Mr Rafael Miranda, Chief Executive Officer and Mr Jose Luis Palomo, Chief Financial Officer. The conference call, to be held in English, will be webcast from Endesa's web site (www.endesa.es). Further details on the event will be provided soon.
    In order to ease access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our web site.
    http://www.endesa.es

    CONTACT: Endesa North America Investor Relations Office
             David Raya, 212/750-7200

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: September 30th, 2003    By: /s/ David Raya
                                  --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations